EXHIBIT 97

Integrated Rail and Resources Acquisition Corp.

Clawback Policy

This Clawback Policy (this “Policy”) applies in the event of any restatement of the financial statements of Integrated Rail and Resources Acquisition Corp. (the “Company”) due to the Company’s material noncompliance with any financial reporting requirement under the securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”).

Administration and Covered Executives

In the event of such a restatement, the Board of Directors (the “Board”) (or an appropriate committee or committees of the Board, as may be designated by the Board, and in which case references herein to the Board shall be deemed references to such committee) shall review the circumstances that caused the restatement and shall take such action as it deems appropriate to prevent its recurrence.

This Policy shall be administered by Compensation Committee of the Board (the “Committee”) (or any other appropriate committee of the Board or the independent members of the Board, as may be designated by the Board, and in which case references herein to the Committee shall be deemed references to such other committee or the independent members of the Board, as applicable). The Committee is authorized to interpret and construe this Policy and to make all determinations and rules as it deems to be necessary or advisable for its administration. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission and the New York Stock Exchange (“NYSE”). Any determinations made by the Committee shall be final and binding on all affected individuals.

This Policy applies to the Company’s current or former executive officers, as determined by the Committee in accordance with Section 10D of the Exchange Act, the definition of executive officer set forth in Rule 10D-1 and the Listing Standards (“Covered Executives”). For this purpose, “executive officers” include those encompassed within the definition of “officers” under Rule 16a-1(f) of the Exchange Act.

Without limiting the foregoing, if the Company is required to prepare an Accounting Restatement (as defined below), the Committee shall promptly require reimbursement or forfeiture to the Company of the Excess Incentive Compensation (as defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, and including, but not limited to, any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, except that a transition period comprising a period of at least nine months shall count as a full fiscal year.

This Policy applies to all Incentive-Based Compensation (as defined below) received by a Covered Executive: (i) after beginning service as an executive officer; (ii) who served as an executive officer at any time during the performance period for that Incentive-Based Compensation; and (iii) while the Company has a listed class of securities. Recovery of amounts under this Policy with respect to a Covered Executive shall not require the finding of any misconduct by such Covered Executive or that such Covered Executive is responsible for any error associated with an Accounting Restatement.

For purposes of this Policy, an “Accounting Restatement” means an accounting restatement of the Company’s financial statements as a result of material non-compliance with any financial reporting requirements under the securities laws, including, but not limited to, any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Also for purposes of this Policy, the date on which the Company is required to prepare an accounting restatement is the earlier of: (i) the date the Board (or audit committee of the Board, as applicable) concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of whether or when the restated financial statements are filed.

Excess Incentive Compensation: Amount Subject to Recovery

The amount subject to recovery (the “Excess Incentive Compensation”) is the excess of the Incentive-Based Compensation paid to the Covered Executive based on the erroneous data over the Incentive-Based Compensation that would have been paid to the Covered Executive had it been based on the restated results. Excess Incentive Compensation shall be determined by the Board without regard to any taxes paid by the Covered Executive with respect to the Excess Incentive Compensation.

For Incentive-Based Compensation based on stock price or total shareholder return: (i) the Board shall determine the amount of the Excess Incentive Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.

For purposes of this Policy, “Incentive-Based Compensation” means any compensation granted, earned or vested based wholly or in part on the attainment of a Financial Reporting Measure (as defined below), including, but not limited to:

•	annual bonuses and other short- and long-term cash incentives;

•	stock options;

•	stock appreciation rights;

•	restricted stock;

•	restricted stock units;

•	performance shares; and

•	performance units.

Incentive-Based Compensation is received for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

A “Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measure derived wholly or in part from the financial information, such as revenues, EBITDA, net income, Company stock price, and total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

Method of Recoupment

The Committee shall determine, in its sole discretion, the timing and method for promptly recouping Excess Incentive Compensation, which may include without limitation:

(a)	seeking reimbursement of all or part of any cash or equity Incentive-Based Compensation previously paid;

(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c)	cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid;

(d)	cancelling or offsetting against any planned future cash or equity-based awards;

(e)	forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code (the “Code”) and the regulations promulgated thereunder; and

(f)	any other method authorized by applicable law or contract.

Subject to compliance with any applicable law, the Company may recover amounts under this Policy from any amount otherwise payable to the Covered Executive.

The Company is authorized and directed pursuant to this Policy to recoup Excess Incentive Compensation in compliance with this Policy, except that the Company may choose not to pursue a claim to recover Excess Incentive Compensation to the extent that the Committee has determined it would be impracticable to do so solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

•

the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that prior to concluding that it would be impracticable to recover any amount of Excess Incentive Compensation based on expense of enforcement, the Board must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to NYSE; or

•

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

No Indemnification of Covered Executives

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Excess Incentive Compensation. The Company is prohibited from paying or reimbursing a Covered Executive for purchasing insurance to cover any such loss.

Board Indemnification

Any members of the Board or its delegates shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company organizational documents and policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board or its delegates under applicable law or Company organizational documents and policy.

Effective Date

This Policy shall be effective as of December 1, 2023 or the later effective date of the Listing Standards (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, and during the applicable clawback period described herein, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date.

Amendment and Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act, to comply with any rules or standards adopted by NYSE, and to comply with (or maintain an exemption from the application of) Section 409A of the Code. The Board may terminate this Policy at any time.

Other Recoupment Rights

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Severability

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

Governing Law

This Policy and all rights and obligations hereunder are governed by and construed in accordance with the internal laws of the State of Delaware, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be filed as an exhibit to the Company’s Annual Report on Form 10-K.

[FOR SIGNATURE BY THE COMPANY’S COVERED EXECUTIVES]

Clawback Policy Acknowledgment

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Integrated Rail and Resources Acquisition Corp. Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”). In the event of any inconsistency between this Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of this Policy shall govern. In the event it is determined by the Board, or such committee thereof that is charged with administration of this Policy, that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in this Policy.

Date:

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